

January 26, 2026

Jeffrey Smith
Chief Executive Officer
Apogee Acquisition Corp
2106 House Ave Suite 375
Cheyenne, WY 82001

      Re: Apogee Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted December 23, 2025
           CIK No. 0002102123

Dear Jeffrey Smith:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Tricia Branker